UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number: 001-14460
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Agrium Advanced Technologies 401(k) Savings Plan
3005 Rocky Mountain Avenue
Loveland, CO 80538
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Agrium Inc.
13131 Lake Fraser Drive Southeast
Calgary, Alberta
Canada T2J 7E8

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
Agrium Pension Committee
Agrium Advanced Technologies 401(k) Savings Plan
We have audited the accompanying statement of net assets available for plan benefits of the Agrium Advanced Technologies 401(k) Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Agrium Advanced Technologies 401(k) Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Eide Bailly LLP
Greenwood Village, Colorado
June 18, 2010

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
As of December 31
(U.S. dollars)

	2009	2008

Assets
Investments at fair value (note 5):
Mutual funds	5,062,105	2,991,324
Collective trust fund	1,093,000	875,022
Common stock	790,033	248,736
Participant loans	279,809	276,547

Total investments	7,224,947	4,391,629

Receivables:
Participant contributions	21,293	15,691
Employer contributions	12,664	15,869

Total receivables	33,957	31,560

Total assets	7,258,904	4,423,189

Net assets reflecting all investments at fair value	7,258,904	4,423,189
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	(32,998)	(27,628)

Net assets available for plan benefits	7,225,906	4,395,561

See accompanying notes to the financial statements.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31
(U.S. dollars)

2009
Additions and transfers
Investment income:
Net realized and unrealized appreciation in fair value of investments	1,150,786
Interest and dividends	61,500

1,212,286

Transfers:
Affiliated plan transfers and other	1,257,256

1,257,256

Contributions:
Participants	434,589
Employer	345,422

780,011

Total additions	3,249,553

Deductions
Distributions paid to participants	419,208

Total deductions	419,208

Net increase	2,830,345

Net assets available for plan benefits:
Beginning of year	4,395,561

End of year	7,225,906

See accompanying notes to the financial statements.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2009
(U.S. dollars)
1.	PLAN DESCRIPTION

The following description of the Agrium Advanced Technologies 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan sponsor, Agrium Advanced Technologies (U.S.) Inc. (the Corporation), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
a)	Contributions

Eligible participants under the Plan are automatically enrolled with a two percent contribution unless the participant chooses not to join the Plan. Participants can elect to contribute up to 100% of their annual compensation. The Corporation contributes a fixed two percent of eligible compensation to all eligible employees, regardless of participation. In addition, the Corporation matches 100% of the first four percent of the employee’s voluntary contributions. Individual participant contributions are subject to annual Internal Revenue Code limitations: greater than 50 years of age is $22,000; less than 50 years of age is $16,500 for 2009. Total contributions cannot exceed limits as defined by the Internal Revenue Code.

b)	Participant Eligibility and Plan Entry

Employees of the Corporation are eligible to participate in the Plan if they are regular, full-time employees, and are not leased employees or employees represented by a collective bargaining unit of the Corporation’s participating subsidiaries or affiliated companies. Eligible employees are enrolled into the Plan on the first day of the month coinciding with or next following the date on which they have completed three months of continuous service.

c)	Vesting

Participants are immediately vested in their contributions, including earnings thereon. Employer contributions, including earnings thereon, become vested according to the following schedule:

Years of Service	Vesting Percentage
Less than one	0%
One year	100%

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2009
(U.S. dollars)
d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. In-service withdrawals are also permitted after a participant attains age 59 1/2. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1/2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in the Agrium Inc. Common Stock Fund may be distributed as cash or in common shares of Agrium Inc. at the election of the participant.

Participants may withdraw a minimum of $1,000, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan agreement.

e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in even multiples of one percent of the total participant’s contribution in any of the following investment options:

Agrium Inc. Common Stock – Funds are invested in common stock of Agrium Inc.

SEI Stable Asset GIC Fund – The fund invests primarily in a diversified portfolio of guaranteed investment contracts (GIC’s) issued by major life insurance companies and money centre banks. The fund seeks to provide current income with the preservation of capital.

SEI Core Fixed Income Fund – The fund invests primarily in a broadly diversified portfolio of U.S. fixed income securities issued by the U.S. government and its agencies, along with investment grade corporate bonds and mortgage-backed securities. The fund seeks to provide a broad level of diversification and current income in U.S. fixed income securities.

SEI S&P 500 Index Fund – The fund invests primarily in common stocks that replicate the investment results of the Standard & Poor’s 500 Composite Stock Price Index.

SEI Large Cap Value Fund – The fund invests in large company stocks with a value style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Large Cap Growth Fund – The fund invests in large company stocks with a growth style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2009
(U.S. dollars)

SEI Small Cap Value Fund – The fund invests in U.S. small company stocks with a value style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Small Cap Growth Fund – The fund invests in U.S. small company stocks with a growth style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI International Portfolio Fund – The fund seeks to provide a broad level of diversification in international equity securities in a risk-controlled framework by investing in equity securities of issuers in developed non-U.S. markets.

SEI Mid Cap Fund (Class A) – The fund invests primarily in equity securities of mid-sized companies. The fund seeks long term capital appreciation.

SEI Age-Based Portfolios – These funds include 10 specific age-based investment portfolios. The age-based portfolios are comprised of underlying SEI funds. The Aggressive Strategy and Market Growth Strategy represent growth focused strategies. The Moderate Strategy, Conservative Strategy and Stable Asset Strategy represent stability focused strategies.

See note 5 for the details of investments that exceeded five percent of net assets available for plan benefits as of December 31, 2009 and 2008.

f)	Administrative Expenses

The Corporation paid an insignificant amount of administrative expenses on behalf of the Plan for the year ended December 31, 2009. The remaining Plan expenses, including fees, incurred in 2009 were paid directly from Plan assets.

g)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years unless they are for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published monthly in the Wall Street Journal. Principal and interest is paid through monthly payroll deductions. Loans outstanding as of December 31, 2009 bear interest at rates ranging from 4.25 percent to 9.80 percent.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2009
(U.S. dollars)
h)	Participant Accounts

Each participant account is credited with the participant’s contributions and allocations of (a) the Corporation’s contributions, (b) Plan earnings and losses, and (c) an allocation of administrative expenses.

Allocations are based on participant’s earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.
2.	SIGNIFICANT ACCOUNTING POLICIES
a)	Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

c)	Distributions

Distributions are recorded when paid.

d)	Valuation of Investments

As of December 31, 2009 and 2008, the Plan’s investments, with the exception of the SEI Stable Asset GIC Fund as described below, are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Mutual Funds are valued at quoted market prices which represents the net asset value of shares held by the Plan at year-end.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:
Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.
Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.
Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2009
(U.S. dollars)
The Plan’s investments are categorized as Level 1, Level 2 and Level 3 as shown in note 5.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investments in the SEI Stable Asset GIC Fund (Collective Trust) are stated at contract value which is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The accompanying Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment to the fully benefit-responsive investment contracts from fair value to contract value. The accompanying Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. For the year ended December 31, 2009, the average yield earned was 3.69 percent and the crediting interest rate to the fund was 1.40 percent. For the year ended December 31, 2008, the average yield utilized was 6.44 percent and the crediting interest rate to the fund was 3.27 percent.

e)	New Accounting Pronouncements

Fair Value Measurement - establishes guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, identifying circumstances that indicate a transaction is not orderly, permitted entities to measure fair value of certain investments based on the net asset value per share and expanded disclosures about fair value measurements. This standard was effective for reporting periods ended after June 15, 2009. The adoption of this standard did not have a material impact on the financial statements.

Subsequent Events - establishes general accounting standards for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This standard was effective for reporting periods ending after June 15, 2009. The adoption of this standard did not have a material impact on the financial statements.

FASB Codification - establishes the Financial Accounting Standards Board (FASB) Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with United States generally accepted accounting principles. The standard is effective for reporting periods ending after September 15, 2009. The adoption of this standard did not have a material impact on the Plan’s financial statements.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2009
(U.S. dollars)
Fair Value Disclosures – expands the required disclosures about fair value measurements. This guidance requires separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 measurements along with reasons for such transfers, fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used for Level 2 and Level 3 measurements. These disclosures are effective for reporting periods beginning after December 15, 2009. Disclosures regarding purchases, sales, issuances and settlements, which are to be presented separately in the reconciliation of Level 3 measurements, are effective for reporting periods beginning after December 15, 2010.
3.	TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under section 401 of the Internal Revenue Code (IRC), and therefore, the related trust is tax exempt. The Plan administrator believes the Plan document continues to qualify in form. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4.	PLAN TERMINATION

Although the Corporation has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2009
(U.S. dollars)
5.	INVESTMENTS

	2009	2008

Investment securities representing five percent or more of net assets available for plan benefits:
SEI Stable Asset GIC Fund	1,093,000	875,022
SEI Large Cap Growth Fund	924,502	571,173
Agrium Inc. Common Stock	790,033	248,736
SEI International Portfolio Fund	677,151	362,252
SEI Mid Cap Fund	588,320	313,087
SEI Large Cap Value Fund	581,810	433,012
SEI Aggressive Strategy Fund	570,887	234,215
SEI Market Growth Strategy Fund	526,019	269,033
SEI Small Cap Value Fund	363,087	*
SEI Core Fixed Income Fund	*	410,983

*	Does not represent five percent or more of net assets available for plan benefits

Fair value of plan assets by hierarchy level	As of December 31, 2009
	Level 1	Level 2	Level 3	Total Fair Value

Mutual funds	5,062,105	—	—	5,062,105
Collective trust	—	1,093,000	—	1,093,000
Common stock	790,033	—	—	790,033
Participant loans	—	—	279,809	279,809

	5,852,138	1,093,000	279,809	7,224,947

Fair value of plan assets by hierarchy level	As of December 31, 2008
	Level 1	Level 2	Level 3	Total Fair Value

Mutual funds	2,991,324	—	—	2,991,324
Collective trust	—	875,022	—	875,022
Common stock	248,736	—	—	248,736
Participant loans	—	—	276,547	276,547

	3,240,060	875,022	276,547	4,391,629

Change in fair value of level 3 investments	2009
Beginning fair value	276,547
Purchases, sales, issuances and settlements, net	3,262

Ending fair value	279,809

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2009
(U.S. dollars)
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2009
Mutual Funds	881,833
Agrium Inc. Common Stock	260,535
SEI Stable Asset GIC Fund	8,418

1,150,786

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments are units of funds offered by the Trustee, as well as common stock of the Company. These transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held for investment purposes.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

7.	RISKS AND UNCERTAINTIES

The Plan invests in mutual funds and other investment securities. Investments in general are exposed to various risks such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

8.	SUBSEQUENT EVENT

In May 2010, the Company notified SEI Trust Company that they would be terminating their services as Trustee for the Plan. The new Trustee will be T. Rowe Price Trust Company. The Pension Plan Committee has not yet determined an effective date for the transfer of the plan assets to the new Trustee.

The Plan’s management has evaluated subsequent events through June 18, 2010, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2009.

AGRIUM ADVANCED TECHNOLOGIES
401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2009
Employer Identification Number: 20-4910688
Plan Number: 001
(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Current Value
*	SEI Stable Asset Fund	Guaranteed Interest Contract	1,093,000
*	SEI Large Cap Growth Fund	Mutual Fund	924,502
*	Agrium Common Stock	Common Stock	790,033
*	SEI International Equity Fund	Mutual Fund	677,151
*	SEI Mid Cap Fund	Mutual Fund	588,320
*	SEI Large Cap Value Fund	Mutual Fund	581,810
*	SEI Aggressive Strategy	Mutual Fund	570,887
*	SEI Market Growth Strategy Fund	Mutual Fund	526,019
*	SEI Small Cap Value Fund	Mutual Fund	363,087
*	SEI Core Fixed Income Fund	Mutual Fund	359,958
*	Participant loans	Participant loans, bearing interest at rates ranging from 4.25% to 9.80%, secured by the related participant’s vested account balance	279,809
*	SEI S&P 500 Index Fund	Mutual Fund	257,077
*	SEI Small Cap Growth Fund	Mutual Fund	171,256
*	SEI Moderate Growth Strategy Fund	Mutual Fund	36,779
*	SEI Conservative Strategy	Mutual Fund	5,259
	Total investments, at fair value		7,224,947

*	Identified party-in-interest.
Note: Information on cost of investments is excluded, as all investments are participant directed.
See accompanying report of independent registered public accounting firm.

SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium Advanced Technologies U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2010	AGRIUM ADVANCED TECHNOLOGIES 401(K) SAVINGS PLAN
	By:	AGRIUM ADVANCED TECHNOLOGIES U.S. INC.

/s/ Andrew M. Mittag
Andrew M. Mittag
President

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm to Incorporation by reference in Form S-8